SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2004

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ______ No X

TABLE OF CONTENTS

Press Release dated July 15, 2004

BENETTON BOARD APPROVES STOCK OPTION PLAN PROPOSAL AND CONVENES EXTRAORDINARY SHAREHOLDERS' MEETING

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

Dated: July 15, 2004

BENETTON BOARD APPROVES STOCK OPTION PLAN PROPOSAL AND CONVENES EXTRAORDINARY SHAREHOLDERS' MEETING

Ponzano, 15 July 2004 - The Benetton Group Board of Directors, which met today, convened an extraordinary shareholders' meeting for 9 September at first call and 10 September at second call in order to propose that power be given to the Board to increase share capital; this increase is to service a stock option plan reserved to employees of the company and its subsidiaries who occupy strategic positions.

A maximum of five million options are expected to be awarded, corresponding to five million new issue Benetton Group shares, equivalent to 2.75 per cent of share capital; 50 per cent of these are exercisable two years after award date and the remaining 50 per cent four years after award date.

The options will only be exercisable subject to achievement of the objectives for creation of accumulated value envisaged in the Development Guidelines for 2004-2007, presented to the financial market in December 2003.

For further information: + (39) 0422 519036

www.benetton.com/press